ZIX CORPORATION

2711 North Haskell Avenue

Suite 2200, LB 36

Dallas, TX 75204

April 12, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jan Woo
Legal Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance

Re :	ZIX CORPORATION
Preliminary Proxy Statement on Schedule 14A
Filed March 29, 2019
File No. 000-17995

Ladies and Gentlemen:

This letter sets forth the response of Zix Corporation (the “Company,” “we,” “our” and “us”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 10, 2019 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on March 29, 2019 (the “Proxy Statement”).

For your convenience, the Company has repeated the sole comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth the Company’s response below such comment. Page numbers referenced in the response refer to page numbers in the Proxy Statement. Capitalized terms used and not defined herein have the meanings given such terms in the Proxy Statement.

Staff Comment

Preliminary Proxy Statement

General

1.

Please provide the information required by Item 14 of Schedule 14A with respect to the AppRiver transaction or tell us why you believe this information is not required. Please refer to Item 14 and Note A of Schedule 14A.

Response

The Company advises the Staff that the Company previously considered the instruction in Note A to Schedule 14A in determining whether to include in the Proxy Statement the disclosures required by Item 14 of Schedule 14A. After review and consideration, the Company determined, and continues to believe, that the instruction in Note A is inapplicable to the Nasdaq Proposal because it does not involve a solicitation seeking shareholder approval of the authorization of additional securities which are to be used to acquire another company; rather, the Nasdaq Proposal seeks shareholder approval, in accordance with Nasdaq Listing Rule 5635, of (i) the conversion of our outstanding shares of Series B Preferred Stock into shares of our Series A Preferred Stock and (ii) the issuance of shares of our Common Stock in excess of the Nasdaq Cap in connection with any future conversion or redemption of our Series A Preferred Stock, or other issuances of our Common Stock to True Wind under our Investment Agreement. In addition, for the reasons discussed more fully below, we believe that the information required by Item 14 is not material to, and could potentially mislead, our shareholders in connection with the requested vote on the Nasdaq Proposal.

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by shareholders may involve the matters described by, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. Note A goes on to provide an example of such a circumstance “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant’s security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition” (emphasis added).

While the Company, through the Nasdaq Proposal, is asking its shareholders to approve the issuance of additional securities, the additional securities to be issued (shares of Series A Preferred Stock and shares of Common Stock) will not be used for the purpose of acquiring AppRiver, LLC or any of its related companies or assets. As disclosed in the Proxy Statement, the AppRiver Acquisition has already been fully consummated and the outcome of the vote on the Nasdaq Proposal will have no impact whatsoever on the AppRiver Acquisition or in any way facilitate or hinder that completed transaction.

The Nasdaq Proposal instead relates to the independent questions of (i) whether additional shares of Series A Preferred Stock may be issued in order to permit the conversion of the Company’s previously issued shares of Series B Preferred Stock into shares of Series A Preferred Stock, and (ii) whether shares of Common Stock in excess of the Nasdaq Cap may be issued in connection with any future conversion or redemption of the Company’s Series A Preferred Stock or in connection with certain other issuances to True Wind. The Nasdaq Proposal allows the Company’s shareholders to vote on what the capital structure of the Company will look like on a go-forward basis after the Company’s 2019 annual meeting of shareholders. If the Nasdaq Proposal is not approved, (i) the Series B Preferred Stock will remain outstanding and will not be convertible into shares of Series A Preferred Stock and (ii) the Series A Preferred Stock will remain outstanding pursuant to its current terms, including the limitations on conversion rights required by the Nasdaq Cap. Each of these outcomes was contemplated by the Investment Agreement pursuant to which the shares of Series A Preferred Stock and Series B Preferred Stock were purchased and of which True Wind was fully aware at the time it made its investment decision.

As disclosed in the Proxy Statement, shares of our Series A Preferred Stock and Series B Preferred Stock were issued in a private placement with True Wind that was completed immediately prior to the AppRiver Acquisition on February 20, 2019, and the proceeds from that private placement were used, together with proceeds from a contemporaneous debt financing transaction and available Company cash, to fund the all-cash consideration for the AppRiver Acquisition. Under the Company’s organizational documents, Texas law and Nasdaq listing rules, the Company and its board of directors had full authority, without shareholder approval, to issue the shares of Series A Preferred Stock and Series B Preferred Stock and to consummate the AppRiver Acquisition. No shareholder vote is being sought via the Proxy Statement with respect to the authorization of either series of preferred stock. Rather, at its 2019 annual meeting, the Company’s shareholders will be asked to vote on whether (i) additional shares of Series A Preferred Stock may be issued in exchange for all of the outstanding Series B Preferred Stock and (ii) shares of Common Stock in excess of the Nasdaq Cap may be issued in exchange for shares of Series A Preferred Stock in connection with any future conversion or redemption of such shares or certain future issuances to True Wind, such vote being required only by the listing rules of the Nasdaq and not by Texas law or the Company’s organizational documents.

In light of the foregoing, the Company respectfully submits that the information required by Item 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s shareholders with respect to the Nasdaq Proposal. Such information, if included in the Proxy Statement, may in fact cause confusion regarding the nature of the Nasdaq Proposal and mislead shareholders into believing that by voting against the Nasdaq Proposal they are voting against the consummation of the AppRiver Acquisition. We call your attention to the fact that the Proxy Statement already includes disclosure to the effect that the AppRiver Acquisition has been fully consummated and that the AppRiver Acquisition will not be unwound or otherwise affected by the outcome of the vote on the Nasdaq Proposal (please see page 10 of the Proxy Statement).

* * * *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

ZIX CORPORATION

By:	/s/ David Wagner
Name:	David Wagner
Title:	Chief Executive Officer

Cc:	Noah Webster, Esq.
General Counsel

Cc:	Baker Botts L.L.P.
Don McDermett, Esq.

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